Filed Pursuant to Rule 433

Registration Statement No. 333-210531

Dated August 7, 2017

CNA Financial Corporation
$500,000,000
3.450% Notes Due 2027

Issuer:	CNA Financial Corporation

Format:	SEC Registered

Securities:	3.450% Notes due 2027

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	August 7, 2017

Settlement Date:	August 10, 2017 (T + 3)

Maturity Date:	August 15, 2027

Interest Payment Dates:	Semi-annually on August 15 and February 15, commencing on February 15, 2018

Principal Amount:	$500,000,000

Treasury Benchmark:	UST 2.375% due May 15, 2027

Treasury Benchmark Yield:	2.257%

Spread to Treasury Benchmark:	T + 122 basis points

Yield to Maturity:	3.477%

Coupon:	3.450%

Price to Public:	99.773% of principal amount

Net Proceeds, before expenses:	$495,615,000

Optional Redemption:	At any time prior to May 15, 2027 at a discount rate of US Treasury + 20 basis points or on or after May 15, 2027 at par

CUSIP / ISIN:	126117AU4 / US126117AU49

Joint Book-Running Managers:

Barclays Capital Inc.
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

U.S. Bancorp Investments, Inc.

Co-Manager:	Samuel A. Ramirez & Company, Inc. Loop Capital Markets LLC The Williams Capital Group, L.P.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it toll free by calling Barclays Capital Inc. at (888) 603-5847 or Wells Fargo Securities, LLC at (800) 645-3751.